

Mail Stop 4628

November 22, 2016

Jeffrey J. Bird
Chief Financial Officer
Frank's International N.V.
Mastenmakersweg 1
1786 PB Den Helder, The Netherlands

      Re: **Frank's International N.V.**
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed February 29, 2016
              File No. 001-36053

Dear Mr. Bird:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Loan Lauren P. Nguyen *for*

                      H. Roger Schwall
                      Assistant Director
                      Office of Natural Resources